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                                                                      EXHIBIT 42

RALLY'S HAMBURGERS, INC.
10002 Shelbyville Road, Suite 150, Louisville, Kentucky  40223


                                                                    NEWS RELEASE

CONTACT:   Andrew Puzder
           (805) 898-7134

                                                           FOR IMMEDIATE RELEASE



LOUISVILLE, KY--SEPTEMBER 22, 1997--RALLY'S HAMBURGERS, INC. (NASDAQ:RLLY) today announced that it has agreed in principle to acquire, in exchange for Rally's securities, an aggregate of approximately 14.4 million shares of the Common Stock of Checkers Drive-In Restaurants, Inc. ("Checkers"), held of record by CKE Restaurants, Inc. ("CKE") (NYSE:CKR) and Fidelity National Financial, Inc.("FNF") (NYSE:FNF). In the transaction, Rally's will also acquire an aggregate of approximately 2.4 million shares of Checkers Common Stock held by GIANT GROUP, LTD. ("GIANT") (NYSE:GPO) and certain of its affiliates and related parties (the "GIANT Parties"). CKE and FNF will continue to hold warrants to purchase an aggregate of approximately 9.46 million shares of Checkers Common Stock, and the GIANT Parties will continue to hold warrants to purchase an aggregate of approximately 5.3 million shares of Checkers Common Stock.

        Under the terms of the agreement in principle, Rally's would issue shares of Rally's Common Stock and a new series of Rally's Preferred Stock in exchange for the Checkers Common Stock it acquires. The number of shares of Rally's Common Stock and Preferred Stock to be issued would be based upon the average closing price of the Checkers Common Stock and the Rally's Common Stock on the NASDAQ National Market for the five trading days ended on September 19, 1997. The Rally's Preferred Stock would be automatically converted into Rally's Common Stock upon approval of such conversion by Rally's stockholders at their next meeting.

        Upon consummation of the transaction, Rally's will become Checkers' largest stockholder with a minimum of 24% of the outstanding Checkers Common Stock. As a result of the issuance of Rally's Common Stock in the transaction, including upon conversion of the Rally's Preferred Stock, CKE and FNF will own an aggregate of approximately 42% of the outstanding shares of Rally's Common Stock. Based upon the average closing price for the Checkers Common Stock for the five trading days ended September 19, 1997 ($1.33), Rally's equity will increase approximately $22 million as a result of the transaction.



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        Burt Sugarman, Chairman of Rally's and GIANT, stated: "We believe that this investment by Rally's reflects the strong belief of Rally's, CKE and FNF, as well as that of GIANT, in the potential of both Rally's and Checkers. In addition, this transaction will provide opportunities for further cost-cutting improvements for both Rally's and Checkers in the highly competitive fast food market."

        William P. Foley, II, Chairman of CKE, FNF and Checkers, stated: "This transaction allows both Checkers and Rally's to take advantage of cost saving opportunities by combining administrative and operational functions. The cost savings should make resources available to bolster each brand's competitive position. We believe this transaction will be very positive for the stockholders of both companies."

        The acquisition is subject to negotiation of definitive agreements, receipt of a fairness opinion from an investment banker engaged by an Independent Committee of the Rally's Board of Directors, whose members are Willie D. Davis and Ronald B. Maggard, and approval of the transaction by the Independent Committee. The transaction is also subject to any required governmental or third party approvals.

        Rally's Hamburgers, Inc., along with its franchisees, operates approximately 473 double drive-thru hamburger restaurants primarily in the Midwestern United States. Checkers Drive-In Restaurants, Inc., along with its franchisees, operates approximately 480 double drive-thru hamburger restaurants primarily located in the Southeastern United States.